Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

December 6, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that our step-down wholly owned subsidiary Dr. Reddy’s Laboratories LLC, Ukraine has received an order from State Tax Service of Ukraine. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Name of the authority	State Tax Service of Ukraine
Nature and details of the action(s) taken, initiated or order(s) passed	Violation of Part 3 of Article 13 of Law No. 2473-VIII dated June 21, 2018 "On Currency and Currency Operations", for delay in receipt of goods by 8 days as stipulated by the said legislation, for which advance payment was made to non-resident entities. Accordingly, a penalty of EUR 280 (~INR 24 K) was levied by the State Tax Service of Ukraine.
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	Date of receipt of order: October 29, 2024. The delay in disclosure is due to the delay in receipt of information from the subsidiary Dr. Reddy’s Laboratories LLC, Ukraine.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	Violation of Part 3 of Article 13 of Law No. 2473-VIII dated June 21, 2018 "On Currency and Currency Operations", for delay in receipt of goods by 8 days as stipulated by the said legislation, for which advance payment was made to non-resident entities.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	The above order levies a penalty of EUR 280 (~INR 24 K). Based on our evaluation, there is no material impact on the financials, operations, or other activities of the Company.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR